UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 333-275005

ABOVE FOOD INGREDIENTS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

2305 Victoria Avenue #001

Regina, Saskatchewan, S4P 0S7

(306) 779-2268

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 19, 2024, Above Food Ingredients Inc. (the “Company”) made available a press release through its investor relations website, www.abovefood.com/investors. A copy of the press release is furnished herewith as Exhibit 99.1.

The Company uses its investor relations website to post important information for investors, including press releases, upcoming events, analyst presentations and supplemental financial information, and as a means of disclosing material non-public information. Accordingly, investors should monitor the Company’s investor relations website, in addition to reviewing press releases, SEC filings and public conference calls and webcasts.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Press Release, dated July 19, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Above Food Ingredients Inc.

Date: July 22, 2024	By:	/s/ Lionel Kambeitz
		Name:	Lionel Kambeitz
		Title:	Chief Executive Officer

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